LEONARD, STREET AND DEINARD, PROFESSIONAL ASSOCIATION

150 South Fifth Street, Suite 2300

Minneapolis, Minnesota 55402

September 6, 2005

Ms. Jill S. Davis

Accounting Branch Chief

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC  20459-0306

Re:	South Dakota Soybean Processors, LLC
Form 10-K for Fiscal Year ended December 31, 2004
Filed April 15, 2005
Form 10-Q for Fiscal Quarter Ended March 31, 2005 and June 30, 2005
Filed May 15, 2005 and August 15, 2005
Response Letter Dated July 29, 2005
File No. 0-50253

Dear Ms. Davis:

We represent South Dakota Soybean Processors, LLC, a South Dakota limited liability company (“SDSP” or the “Company”), and have been authorized by the Company to provide the attached memorandum (the “Memorandum”) responding to the Staff’s letter, dated August 23, 2005, and the two itemized comments contained therein (the “Staff Comment Letter”).  The Memorandum sets forth each of the comments from the Staff’s Comment Letter, followed by the Company’s response.  This cover letter and the Memorandum were filed electronically via EDGAR, with three (3) additional courtesy paper copies being sent to each of Mr. Duersch, Ms. Darling, and you via Federal Express.

If you have any questions with respect to the matters covered in the Memorandum, please do not hesitate to contact my partner, Mark Weitz at (612) 335-1517, or myself at (612) 335-1784.  We thank you for your cooperation.

Very truly yours,

LEONARD, STREET AND DEINARD

/s/ Marci K. Winga

Marci K. Winga

cc:	James Seurer
Rodney Christianson

MEMORANDUM

TO:	Jill S. Davis, Jonathan Duersch and Carrie Darling Securities and Exchange Commission
FROM:	James Seurer, Chief Financial Officer South Dakota Soybean Processors, LLC
RE:

South Dakota Soybean Processors, LLC

Form 10-K for Fiscal Year Ended December 31, 2004

Filed April 15, 2005

Form 10-Q for Fiscal Quarter Ended March 31, 2005 and June 30, 2005

Filed May 15, 2005 and August 15, 2005

Response Letter Dated July 29, 2005

File No. 0-50253

DATE:	September 6, 2005

The following memorandum has been prepared with the assistance of our legal counsel in response to the SEC comment letter dated August 23, 2005, regarding the above-referenced matters.

We specifically acknowledge 1) that we are responsible for the adequacy and accuracy of the disclosure contained in our filings; 2) that Staff comments or changes to our disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to such filings; and 3) that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you wish to discuss any of these responses, or if you have any questions, please feel free to call our counsel, Mark Weitz at (612) 335-1517 or Marci Winga at (612) 335-1784.

We have reproduced the Staff’s comment in boldface print below, with our response to such comment inserted directly below.

Form 10-K for the Fiscal Year Ended December 31, 2004

Report of Independent Registered Public Accounting Firm, page F-2

1.                                      We have reviewed your response to prior comment number two and are unable to agree with your conclusions.  As previously requested please amend your filing to provide audited financial statements for the year ended December 31, 2003, that are audited by an independent accountant as required by Article 2 of Regulation S-X.

The Registrant will comply with the Commission’s request. The Registrant has engaged its current independent auditors, Gordon, Hughes & Banks, LLP, to audit and review, as applicable, the financial statements for the periods in question to meet the requirements of Article 2 of Regulation S-X and will amend its Form 10-K for 2004 accordingly. The Registrant does not currently believe any material restatement of its financial statements will be required.

Concurrently with the filing of this response letter, the Registrant is amending its disclosure under Item 4.02(a) of its Form 8-K relating to the foregoing matters.

Registration Statement on Form S-1

2.              We note your response to prior comment 3.  However, given that you have not complied with Article 2 of Regulation S-X, we re-issue prior comment 3.  In particular, please tell us what steps you intend to take regarding the completed sales of 2,217,000 capital units before you suspended trading, as a result of our July 15, 2005 letter.

As noted in the aforementioned comment, the Registrant will have the financial statements for the periods in question re-audited and re-reviewed, as applicable, to meet the requirements of Article 2 of Regulation S-X and amend its 2004 Form 10-K accordingly.  The Registrant will also file a post-effective amendment to its Form S-1 to incorporate the new audit report.  The Registrant will determine whether any additional measures are required to be taken to appropriately address the above-referenced sales of capital units, such as recording a contingent liability, after the audit is complete and the Registrant has confirmed whether any material restatement of its financial statements will be required.